June 22, 2009

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:           GSE Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 11, 2009
File no. 1-14785

Dear Ms. Collins,

We are in receipt of a letter (the "Comment Letter"), dated June 8, 2009, setting forth the comments of the staff of the Securities and Exchange Commission on the Company's Form 10-K for the Fiscal Year Ended December 31, 2008 and the Company’s Form 10-Q for the Quarter Ended March 31, 2009.  This letter will confirm that the Company will provide its response to the comments on or before June 30, 2009.

Sincerely,

John V. Moran
Chief Executive Officer

cc:           Kari Jin, Staff Accountant
Matt Crispino, Staff Attorney